EXHIBIT 99.1

TeliaSonera Proposes Reduction of the Share Premium Reserve

STOCKHOLM, Sweden, March 9, 2005 (PRIMEZONE) -- The Board of Directors of TeliaSonera AB has today decided to propose to the Annual General Meeting of TeliaSonera on April 26, 2005 to transfer SEK 52,681,266,270 from the share premium reserve to non-restricted equity.

According to the financial statements as of December 31, 2004, TeliaSonera's consolidated non-restricted equity was approximately SEK 42 billion and the parent company's non-restricted equity approximately SEK 25 billion. The Board of Directors of TeliaSonera has today decided to propose to the Annual General Meeting of TeliaSonera that the parent company's share premium reserve, which is included in restricted equity, shall be reduced with SEK 52,681,266,270 and the amount shall be transferred to a non-restricted reserve to be used in accordance with decisions by the general meeting of shareholders. The decision shall be subject to an approval by the district court. The purpose of the reduction of the share premium reserve is to add flexibility in using distributable equity. Following the proposed reduction of the share premium reserve, the share premium reserve will be zero.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact:

TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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